Exhibit 99.1

BiondVax and European Investment Bank sign definitive amendment extending maturity of loan until December 2027 with additional terms in support of BiondVax’s new strategy

JERUSALEM, Aug. 10, 2022 /PRNewswire/ -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative biological medicinal products for the prevention and treatment of infectious diseases and other illnesses, announced today the successful conclusion of negotiations and formal approval by the European Investment Bank (the “EIB”) of new terms of its outstanding €24 million loan (the “Loan”) to BiondVax.

BiondVax previously announced on March 14, 2022, that general terms of the restructuring had been agreed upon in principle.

The new terms include:

●	Loan extension: An extension of the maturity dates from 2023 (€20 million) and 2024 (€4 million) until December 2027.

●	Interest accrual: Although the Loan has been outstanding since 2018, interest on the Loan will only begin to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the Loan period.

●	Principal repayment: $900,000 will be paid by BiondVax shortly after the execution of the relevant amendment letter with the EIB. This amount will be applied to reduce the outstanding Loan. Going forward 10% of any capital raises until maturity will be used to further repay the Loan principal including any outstanding accrued interest.

●	Variable remuneration to the EIB: Once BiondVax’s commercial sales exceed €5 million, 3% of BiondVax’s topline revenues will be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original €24 million principal (as provided in the original Loan agreement) and (ii) 20% IRR on the principal calculated from January 1, 2022.

●	Prepayment indemnity: In case BiondVax decides to discharge all liabilities under the Finance Contract inter alia payments of the variable remuneration BiondVax would need to repay to the EIB an indemnity amount in addition to the Loan principle and the accrued interest. The indemnity will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e. twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% IRR on the prepayment amount at the time of prepayment.

Amir Reichman, CEO of BiondVax, commented, “I am extremely pleased to announce the achievement of another major milestone in the relaunch of BiondVax; another ‘promise made, promise kept’. With the cooperation and support of the EIB, we have signed an amendment to our loan facility extending the maturity to December 2027 and clearing the path for us to aggressively pursue development of a nanosized antibody (NanoAb) pipeline under an exclusive license and related collaboration agreements with the Max Planck Institute for Multidisciplinary Science and University Medical Center Gottingen, Germany. Since the March 2022 announcement of an agreement in principle to restructure the loan, all parties have worked diligently and in good faith to finalize documentation consistent with the announced terms, and we are grateful to our counterparties at the EIB for their efforts in this regard and support of our strategy and our team. We can now devote even more attention to the successful development of NanoAbs that address significant unmet medical needs in a patient friendly, efficacious and cost-efficient manner.”

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative biological medicinal products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the therapeutic and commercial potential of NanoAbs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.